280 Park Avenue New York, NY 10017-1216
Joseph W. Schmidt
Vice President	Phone: (212) 849-4512
General Counsel and Secretary	Fax: (212) 953-4326
Email: jws@dovercorp.com
September 26, 2007
Perry J. Hindin, Esq.
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549
Re: Dover Corporation
Definitive 14A
Filed March 6, 2007
File No. 001-04018
Dear Mr. Hindin:
This is in response to your letter dated August 21, 2007 addressed to Ronald L. Hoffman (the “Comment Letter”) regarding Dover Corporation’s executive compensation disclosure in its definitive proxy statement dated March 6, 2007.
We have addressed each of the Staff’s comments in the order presented in the Comment Letter. For ease of reference, we have included the comments in bold and inserted our response after each comment.
Compensation Discussion and Analysis, Page 13
Executive Compensation Policy and Objectives, page 17
1. Please expand your discussion in this section as well as in the section discussing your medium-term and long-term compensation to better explain what an SSAR is and the differences between it and stock options. For example, why are SSARs “much easier” for the company and the employee to administer?
Response: In the proxy statement, we have tried, to a reasonable extent, to restrict the CD&A to discussion and analysis of the rationale behind the executive compensation program and put the details of the plans and grants in the expository

Perry J. Hindin, Esq.
Securities and Exchange Commission
September 26, 2007
sections. We have also tried to avoid duplication and repetition within the executive compensation section of the proxy statement. Stock-settled stock appreciation rights (SSARs) are introduced on page 14 in the CD&A. In the paragraph on page 17 referred to in your letter, the proxy states that “Stock options and SSARs have substantially the same terms and provide the same incentive and benefit to employees....” We provide detail regarding the operation of the Incentive Plan and stock options and SSARs issuable under the Plan on page 25 of the proxy statement under “Equity Plans.” This description includes the statement that “The primary difference between options and SSARs is in the method of exercise” and goes on to describe the two methods. In future filings, we will include a cross reference in the CD&A to the more detailed discussion in the narrative disclosure following the executive compensation tables.
2. We note your disclosure on page 15 regarding the TCM database. Identify all the companies with which you are engaged in benchmarking compensation of your named executive officers. To the extent you are benchmarking against all the companies in the database, identify all of the companies and discuss in your disclosure the degree to which the compensation committee considered such companies comparable to you.
Response: As stated on page 15 of the proxy statement, Dover does a general comparison of its executive compensation to the compiled data submitted by all the approximately 270 public manufacturing companies in Hewitt Associates’ TCM database. Taking into consideration the sheer number of companies in the TCM database and the fact that the database contains a substantial portion of all public manufacturing companies in the US, Dover does not believe listing all 270 such companies in the proxy statement would provide meaningful or useful information to its shareholders, nor would it be practical. In future filings, the CD&A will discuss the degree to which the compensation committee considered such companies comparable to Dover.
In the past, including for the compensation data disclosed in the March 6, 2007 proxy statement, the compensation committee did not benchmark compensation of Dover’s named executive officers against a small group of specifically selected peer companies. The committee is planning to adopt this practice for subsequent years. To the extent it does, future filings will identify those companies and discuss the degree to which the compensation committee considers such companies comparable to Dover.
Annual Bonus, page 16
3. Please expand the last sentence of the first paragraph to specify the performance metrics applicable to the 50% portion of the bonus referred to and better describe what is meant by “advance[ing] appropriate succession plans.”

Perry J. Hindin, Esq.
Securities and Exchange Commission
September 26, 2007
Response: Dover has developed a “PerformanceCOUNTS” program to monitor its performance and drive operating improvements consistent with a world-class manufacturing company. Each operating company strives to meet or exceed the five target metrics of the program, which are 8 or more inventory turns, 10% or greater annual earnings growth, 15% or greater operating margins, working capital equal to 20% or less of revenue, and operating company return on investment of 25% or more. Dover also expects each of its executive officers to develop a plan designed to identify individuals who might succeed the holder of each key position in their respective units and generate plans to develop the talents and skill sets of such employees. In future filings, Dover will identify these five metrics and expand the concept of succession plan as described above.
4. With respect to your discussion of your bonus incentive plan, we note that you have not provided quantitative disclosure of the “pre-established annual performance goals” to be achieved in order for your executive officers to earn such bonuses. Similarly, with respect to your discussion on page 17 of your cash performance awards, we note that while you have discussed the applicable performance parameters for the named executive officers, e.g. real growth in earnings per share and after-tax return on equity for your CEO and CFO, you have not provided quantitative disclosure of the “specified financial performance criteria” for such parameters that named executive officers must achieve in order to earn such compensation. Please provide such disclosure. To the extent you believe that the disclosure of the performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. We note your statement in the fourth paragraph page 16 that the compensation committee sets the numerical performance goals at levels it believes provide a “reasonable bonus opportunity with an incentive for substantial upside for achievement of greater than 100% of the goals.” General statements such as these regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm.
Response: This comment requires a separate response for each of the two plans involved.
Quantitative financial performance criteria – bonus incentive plan. (a) We have not provided quantitative disclosure of the “specified financial performance criteria” for the parameters that named executive officers must achieve in order to earn bonuses under this plan because we believe that it would result in competitive harm such that we may omit this information under Instruction 4 to Item 402(b) of Regulation S-K. The performance criteria reflect key financial and operational internal targets of the company

Perry J. Hindin, Esq.
Securities and Exchange Commission
September 26, 2007
overall or of a particular business segment. Competitors are naturally looking for information about the company that might give them some competitive edge. Providing the quantitative information mentioned would give competitors insight as to the company’s plans and expectations and assist them in adjusting their plans and allocating their resources to counter the company’s efforts. This is especially true for quantitative information relating to goals or targets for business segments and operating units where the competition can be more focused. In addition to competitors, customers would be interested in obtaining such information to use in negotiating lower prices for Dover company products, and suppliers would be interested in obtaining such information to use in negotiating higher prices which Dover companies would have to pass on to their customers, making Dover company products less competitive.
(b) Because we did not provide the quantitative information, we stated how difficult it would be for the named executive officers or how likely it would be for Dover to achieve the undisclosed target levels as directed in Instruction 4 to Item 402(b). We stated that “The compensation committee sets the numerical performance goals at levels it believes provide a reasonable bonus opportunity with an incentive for substantial upside for achievement of greater than 100% of the goals.” To put this statement into context, the proxy statement continues on to state in the next paragraph that “the bonuses paid under the bonus incentive plan are almost always less than the maximum possible bonus calculated in accordance with the plan.” The proxy also states in the following paragraph the level of the performance goals attained for the year: “At the corporate level, 91% of the performance goal was achieved. At the segment subsidiaries, the level of performance goal achievement ranged from 82% to 105%. After discretionary adjustment by the compensation committee, the named executive officers were paid the bonuses shown in the Summary Compensation Table.” We believe that, by articulating the committee’s objective, the results generally achieved, and the historical results achieved for the year reported on, we have shown that the target is a real target to serve as an incentive for the executive and provided the reader a reasonable basis for determining how difficult it will be for the executive to achieve the target. We believe this information is even more helpful to the reader than a simple statement saying “the target was $___earnings per share”, because the reader could not easily determine how difficult that would be to achieve.
Quantitative financial performance criteria – cash performance program. As discussed in the proxy statement, the payouts under the cash performance program are quantitatively determined from a large matrix of numbers developed over a period of years with the help of an outside compensation consultant. As stated at the end of the second paragraph under “Cash Performance Awards” on page 16, there is no payout if the three-year average growth in earnings (after adjustment for inflation) is not positive or if the three-year average after-tax return on equity or return on investment is less than ten percent. In the matrix, there is a number which co-relates every percent of average return on equity/investment of 10% or above with an average growth in earnings above zero. For example, a 25% three-year average after-tax ROI matched

Perry J. Hindin, Esq.
Securities and Exchange Commission
September 26, 2007
with a 10% three-year average inflation-adjusted earnings growth (which are two of the five metrics that Dover asks it companies to strive for) produces from the matrix a figure of 293%. This percent is then multiplied by the individual’s cash performance award determined three years earlier (as described on the preceding page of the proxy in the CD&A). The maximum multiplier in the matrix is 1562%. However, as a practical matter, the real limits in the plan are that the payouts to all individuals in a unit may not exceed 30% of the growth in earnings of the unit over the three year period, and the payout to any individual may not exceed $2,000,000 no matter how well the unit or company has performed over that time. Within these limits, the payouts are determined by the performance of the unit. There is no discrete quantitative target that can be disclosed for any individual under this program. The matrix itself is a complex and lengthy table of numbers which we do not believe would provide clear and meaningful disclosure to shareholders. However, in future filings, we will provide additional numerical description as discussed above.
5. You disclose in the penultimate paragraph on page 16 that after the potential bonus for each participant is calculated the compensation committee then considers “all other factors in the annual performance of each participant” and has discretion to set the amount of a participant’s annual bonus. Discuss the specific factors considered for each of the named executive officers and why the compensation committee’s discretion to award a participant a bonus in excess of the bonus he might otherwise receive from achieving various numerical performance goals is consistent with the overall objectives of your compensation plan.
Response: (This paragraph responds to both this comment 5 and comment 6 below.) The “all other factors in the annual performance of each participant” discussed on page 16 of the proxy statement are the factors which the committee deems appropriate to consider in addition to the specific performance criteria and numerical performance goals established by the committee in advance. These other factors would generally focus on additional indicators of the individual’s contribution to the success of the business, and some may be subjective. The specific performance criteria, the numerical performance goals and a target bonus amount are set by the committee near the beginning of the year in accordance with the plan. After the end of the year, actual performance is measured as a percent of the numerical performance goals. This percent multiplied by the target amount produces a preliminary bonus amount. However, no bonus is awarded if performance is less than 50% of the goal. Furthermore, the target is never multiplied by more than 150% of the goal. Once this maximum bonus amount is calculated, the committee has discretion to consider other factors and decide to award all or only part of this amount. However, the committee does not have discretion to increase the bonus above this maximum amount. The purpose of the bonus incentive plan is to provide a performance base to the bonus plan for the most senior executive offices (to make it a “performance based plan”) for purposes of Section 162(m) of the Internal Revenue Code to preserve the ability of the company to deduct the compensation amounts under applicable tax regulations. The

Perry J. Hindin, Esq.
Securities and Exchange Commission
September 26, 2007
company also maintains a traditional bonus program for other employees which may give substantial weight to the same financial criteria (e.g., earnings per share) as well as other factors. However, unlike the bonus incentive plan, the traditional program does not function in a pre-set, formulaic manner. It is not restricted to specific performance criteria, numerical performance goals or target bonus amounts established at the beginning of the year. It allows for a much greater degree of discretion. The committee believes that the traditional bonus program has functioned well for many years and so retains the limited discretion permitted under a “performance based plan” to review the amount determined under the bonus incentive plan’s formula and revise it downward if the committee concludes that the traditional bonus program or reference to the 62nd percentile of the TCM database would have resulted in a lesser amount. In recent years, the committee has most often awarded bonuses less than the maximum permitted under the bonus incentive plan. However, the committee has also faced the situation where it wanted to award bonuses larger than the calculated maximum but was restricted from doing so by the terms of the bonus incentive plan. In future filings, we will clarify the scope and purpose of the compensation committee’s discretion under the bonus incentive plan as well as clarify the relationship between the bonus incentive plan and the traditional bonus plan.
6. You indicate on the bottom of page 16 that it is your intention that the amount of bonus paid to any participant under the bonus incentive plan for any year will approximate the amount of bonus that would be paid to that participant under the company’s traditional bonus program. Please explain in greater detail the purpose of the bonus incentive plan, how it is different from the traditional bonus plan and why you offer such program given that it appears to replicate the financial incentives of the traditional bonus program.
Response: Please see the response to comment 5 above.
Medium-Term and Long-Term Compensation, page 17
7. Describe the “few select situations” where adjustments are made to the performance criteria or the method of calculating the payout with the approval of the compensation committee.
Response: The application of a complex compensation plan to real-life situations over a period of years will likely incur a few difficult situations. Adjustments are made only to avoid a windfall or other unfair result in unusual, non-recurring circumstances. The plan provides for this as follows: “The Committee shall also have the power to approve proportional or adjusted payments under the Plan to address situations where participants join the Corporation, or transfer within the Corporation, during a performance period. The Committee shall have the discretion to decrease the amount

Perry J. Hindin, Esq.
Securities and Exchange Commission
September 26, 2007
payable upon attainment of the performance criteria (as determined under such formula or standard) to take into account the effect of any unusual, non-recurring circumstance, but shall have the discretion to increase the amount payable to take into account any such effect only if such discretion would not cause such compensation to fail to qualify as ‘qualified performance-based compensation’ for purposes of Section 162(m) of the Code.” The compensation numbers reported in the company’s 2007 proxy statement were not affected by any such circumstances and none of them were adjusted. In future filings, we will revise the sentence in the text to read something like this: “The committee has discretion to make appropriate adjustments to payouts when it believes that unusual circumstances would lead to an unfair result to the company or the employee.”
Other Executive Officer Benefits, page 19
8. Expand your disclosure of the supplemental executive retirement plan, the deferred compensation plan and the perquisites described on page 20 to include a more thorough discussion of clauses (i), (ii) and (iv) through (vi) of Item 402(b)(1) of Regulation S-K with respect to each of these elements of compensation. For example, your disclosure does not currently appear to discuss why you choose to have a supplemental executive retirement plan, how you have determined the amount to pay in the plan and how it fits into your overall compensation objectives and affects decisions regarding other elements.
Response: As stated at the beginning of the Compensation Discussion and Analysis, the primary objectives of Dover’s executive compensation programs are to attract and retain highly qualified executive officers, to motivate them to achieve measurable performance objectives, and to align their interests with those of Dover’s stockholders. To accomplish these objectives, the company believes it must provide the executive officers a total compensation package that is competitive, that rewards performance and that incentivizes them to protect and enhance the long-term financial strength of the company. Given the significant legal limitations on benefits under qualified retirement plans and the competitive levels of benefits, as advised by consultants, Dover believes that it is necessary to offer enhanced retirement benefits to senior executive officers and chose to do that with its SERP. This is intended to encourage such officers to work to remain with the company and enhance its long-term strength, growth and profitability. How the amounts payable under the SERP are determined is described in detail starting on page 27. The parameters for how benefits are earned under the SERP, including how much is earned per year of service and the maximum that can be earned, were adopted based on advice from consultants that this would put the company at the median of similar companies. For some years now the compensation committee has used tally sheets to view all elements of the compensation program as a whole as well as how they interact. Tally sheets indicate, for example, how an increase in salary or bonus affects the level of potential benefits under the SERP in later years.

Perry J. Hindin, Esq.
Securities and Exchange Commission
September 26, 2007
Dover does not consider the deferred compensation plan a major part of its compensation program. It merely permits executive officers to defer receipt of part of their earned compensation to later years (usually after retirement) when their income is expected to be less and their tax rate may be lower. However, Dover offers the plan because some officers place value on it and it is a competitive benefit Dover can offer with little expense to Dover. Dover does not pay any guaranteed, above-market or preferential return on amounts deferred, and there is no company matching of any amount deferred.
In future filings, we will endeavor to make these points clearer, keeping in mind the provisions of Regulation S-K Item 402(b)(1).
As noted in the proxy statement, Dover does not have an executive perquisite program; management and the compensation committee consider providing significant perquisites to executives to be inconsistent with the company’s overall compensation philosophy. Perquisites, if any, are determined at the applicable segment subsidiary, operating company or corporate headquarters level for a particular executive at that level. In future filings, we will revise the disclosure to make this clearer.
9. You indicate that with respect to your pension and similar benefit programs, you set a target at the median of comparable companies. Please identify the comparable companies.
Response: In determining the level of benefits in the pension and similar benefit programs, the compensation committee looks to the advice of its consultants. The consultants have stated that, because “indirect” compensation, such as pension benefits, is difficult to track and compare, the major data bases collected and developed by compensation consultants do not include indirect compensation. For example, we understand that the Hewitt Associates’ TCM database discussed in response to Comment 2 does not report indirect compensation as it does direct compensation. We have also not benchmarked pension and similar benefit programs against a small group of specifically selected peer companies. We understand from the consultants that their recommendations and observations about pension and similar benefits are based on the proprietary information they have about their clients and their general knowledge developed through extensive experience in this practice area. Accordingly, we are not in a position to identify a list of companies whose pension and similar benefits were specifically considered. Going forward, the committee will request additional information from its consultants and future filings will provide a clearer, more detailed explanation.

Perry J. Hindin, Esq.
Securities and Exchange Commission
September 26, 2007
Summary Compensation Table, page 22
10. We note the significant difference in the amount of bonus and option compensation received by Mr. Hoffman and the differences between the amounts of non-equity incentive plan compensation received by Messrs. Ropp and Sandker as compared to the other named executive officers. Please expand your disclosure to discuss such differences and the reasons for them. See the last paragraph of section II.B.1 of Securities Act Release 33-8732A.
Response: We believe that the policies and decisions behind all of these varying numbers are the same but just resulted in different amounts of compensation. As stated in the fourth paragraph of the CD&A, Dover’s executive compensation plans and programs apply in substantially the same manner to all of Dover’s executive officers. Regarding the differences between the amounts for Mr. Hoffman and the other named executive officers, we note that, in all cases, salary and bonus reflect such matters as level of authority, breadth of responsibility and degree of success. The size of options grants is determined by a multiple of salary, as described on page 17 under “Medium-Term and Long-Term Compensation.” Dover has been particularly successful in 2005 and 2006. Revenue, profits and earnings per share increased 22%, 35%, and 35%, respectively, in 2006 compared to 2005, and 45%, 67% and 66%, respectively, in the two year period 2005 and 2006. While all senior executives and Dover employees contributed to this success, the Committee believed that Mr. Hoffman played by far the greatest role in this achievement. He was appointed President and COO in mid-2003 and CEO at the beginning of 2005. In these positions, he has initiated and driven a number of programs within Dover. Among these were a re-evaluation of Dover’s portfolio of companies which led to the disposition of some less profitable businesses, a refocusing of Dover’s acquisition program on larger, more profitable businesses, and a realignment of reporting authority within Dover’s portfolio for greater synergy and transparency. In future filings, we will provide a discussion of such differences in compensation and the reasons for them, with specific discussion of the CEO’s compensation.
The non-equity incentive plan compensation (and the differences between such amounts received by Messrs. Ropp and Sandker compared to the other named executive officers) is a different matter. As explained in footnote 3 to the Summary Compensation Table, these amounts represent the payouts earned under Dover’s cash performance program for the three-year performance period ended on December 31, 2006. As explained on page 18 under “Cash Performance Awards”, this plan uses a matrix which determines a participant’s payout based on the performance of the participant’s unit over the three-year period. The committee has very limited discretion in this regard. The $2 million paid to Messrs. Ropp and Sandker represents the maximum payable to any individual under the plan. The units of the other named executive officers performed less well over the most recent three-year period, resulting in lesser payouts. The differences in payout levels under this plan in 2007 as well as

Perry J. Hindin, Esq.
Securities and Exchange Commission
September 26, 2007
prior years reflect how it recognizes and rewards performance. As reported in prior proxy statements, named executive officers received no payouts whatsoever under this plan in many cases, reflecting sub-standard performance by their units over earlier three-year periods. In future filings with similar variations in amounts, we will clarify the reasons for such variations.
Pension Plan, page 26:
11. The disclosure in this section is dense and difficult to understand. For example, in the first paragraph on the top of page 27, please refrain from using overly technical business terminology and instead use definite, concrete and everyday words consistent with the guidelines discussed in Section VI of Securities Act Release 33-8732A.
Response: We have reviewed the section referred to and agree with your comment. In future filings, we will simplify the language in this section in accordance with the Plain English Disclosure guidelines in Release 33-8732A.
As requested, we acknowledge that (1) Dover is responsible for the adequacy and accuracy of the disclosure in its proxy statements filed with the Commission; (2) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to such proxy statements; and (3) Dover may not assert staff comments as such as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments to the undersigned.
Yours Truly,
/s/ Joseph W. Schmidt